SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated August 9, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with the provisions of art. 2 Section II Chapter I Title XII of the Laws (T.O. 2013), the Company informs that on August 8, 2019, it has executed with TGLT S.A. ("TGLT") certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization.

In that sense, IRSA CP has participated in the recapitalization agreement whereby TGLT committed to make (i) a public offer to subscribe Class A preferred shares at a subscription price of US $ 1 per share; (ii) a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company ; and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US $ 1 of convertible notes (including accumulated and unpaid interests under the existing convertible notes) and (iii) to grant an option to subscribe new Class C preferred shares in a public subscription offer in cash to be carried out in case: (a) the public offer for the subscription of Class A preferred shares and the public offer for the subscription of Class B preferred shares have been consummated; and (b) a certain number of option holders have exercised that option; at a subscription price per Class C Preferred Share of US $ 1 (or its equivalent in Pesos).

Likewise, IRSA CP signed as a holder of convertible notes of TGLT a deferred interest payment agreement until November 8th, 2019 and an option agreement by which Class C preferred shares may be subscribed.

Finally, as a support of the recapitalization plan, IRSA CP signed with TGLT a commitment to subscribe shares to make capital contributions in kind for an amount of up to US $ 24 million.

It is emphasized that the implementation of the recapitalization process of TGLT contained in the different documents mentioned, is subject to the approval of the TGLT corporate bodies as well as the approval of the National Securities Commission.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: August 9, 2019